Exhibit 21.1 Subsidiaries of the Company

Direct and Indirect Subsidiaries of CMG Holdings Group, Inc.

Company Name	State of Incorporation

Creative Management Group:	Delaware
CMG Acquisitions, Inc.	Delaware
CMGO Capital, Inc.,	Nevada
CMGO Logistics, Inc.,	Nevada
Creative Management Group, Inc.	Delaware
XA, The Experiential Agency, Inc.	Nevada
AudioEye, Inc.	Delaware
UsaveCT, Inc.	Connecticut
UsaveNJ, Inc.	New Jersey